Exhibit C-3

[LEHMAN BROTHERS LOGO]

April 3, 2002

Board of Directors
Xcel Energy Inc.
U.S. Bancorp Center
800 Nicollet Mall, Suite 3000
Minneapolis, MN 55402-2023

Members of the Board:

     We understand that Xcel Energy Inc. (“Xcel” or the “Company”), the owner of 74% of the outstanding common stock of NRG Energy, Inc. (“NRG”) plans to commence a transaction by which Xcel would (i) launch an exchange offer (the “Offer”) to purchase all of the outstanding shares of NRG common stock not already owned by the Company or any of its affiliates (the “Public Shares”) for a per share amount of 0.5000 shares of Xcel common stock for each outstanding share of NRG common stock (the “Exchange Ratio”), subject to a condition that, at the close of the Offer, the shares tendered plus the shares held by the Company and its affiliates will total at least 90% of the outstanding common stock of NRG, and (ii) following consummation of the Offer effect a short form merger (the “Merger”) of NRG into a subsidiary of the Company pursuant to which each share of NRG common stock will be exchanged for the right to receive that number of shares of Xcel common stock equal to the Exchange Ratio (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in (x) the letter, dated February 15, 2002, from the Company to the Board of Directors of NRG (the “Offer Letter”) and (y) the draft press release to be issued by the Company on April 4, 2002 (the “Press Release”).

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be offered by the Company to the holders of the Public Shares in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Offer Letter, the Press Release and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company and NRG that we believe to be relevant to our analysis, including Annual Reports on Form 10-K for the fiscal year ended December 31, 2001 for each of Xcel and NRG, (3) financial and operating information with respect to the business, operations and prospects of the Company and NRG furnished to us by the Company and NRG, (4) a trading history of the common stock of the Company and NRG from June 5, 2000 (the date of NRG’s initial public offering) to the present and a comparison of those trading histories with each other and those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of NRG with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (8) the pro forma impact of the Proposed Transaction on the future financial performance of the Company, (9) stock price estimates for the Company and NRG published by Lehman Brothers and third party research analysts and (10) NRG’s short term equity capital requirements and the alternatives available to the Company or NRG to fund such requirements in the absence of the Proposed Transaction, and the financial benefits to the Company of funding such requirements following the Merger. In addition, we have had discussions with the management of the Company and NRG concerning their respective businesses, operations, assets, business plans, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to financial projections of the Company and NRG, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and NRG, as the case may be, as to the future financial performance of the Company and NRG and that each company will perform in accordance with such projections. In addition, at the direction of the Company, we have assumed that the future financing plans of the Company and NRG, including the infusion by the Company of approximately $600 million of equity into NRG, will be completed as currently contemplated by the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of the Company or NRG and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or NRG. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered by the Company to the holders of the Public Shares in the Proposed Transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and NRG for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is solely for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of NRG as to whether such stockholder should tender in the Offer.

Very truly yours,

LEHMAN BROTHERS

By:

Managing Director